December 15, 2005	BRUCE D. HIRSCHE, Q.C. DIRECT DIAL: (780) 423-8540 EMAIL: bhirsche@parlee.com OUR FILE #: 62853.28/BHi

Securities and Exchange Commission
Washington, D.C. 20549

Attention: Jeffrey Riedler and Michael Reedich

Dear Sir:

Re:	ViRexx Medical Corp. Registration Statement on Form 20-F Amendment #2 Filed DECEMBER 16, 2005 File No. 1-32608

Please find enclosed a compare and blacklined of the Form 20-F/A incorporating our responses to your questions as outlined in your letter of December 12, 2005. We have in this letter set out your questions and where appropriate the page in the compare version where our response on be found. Please note that our numbers noted herein correspond with your numbers as set out in your letter of December 12, 2005.

General

1.
We note our prior Comment 3 and reissue it In light of the fact that none of your product candidates have received regulatory approval, you should not call them products, but rather refer to them as “potential products” or “product candidates” throughout the filing. There are several places in the filing where you failed to make this change. Please revise.

Response

We apologize that we inadvertently missed some of the references to the Corporation’s products. We believe we have now made changes where applicable. If the word product appears in the document and is not referred to as “potential product” or “product candidate” we believe it would not be referring to a product of ViRexx or is being used in a general sense.

Forward Looking Information. page 5

2.
We note our prior Comment 3 and your response. Section 21E of the Exchange Act states that the safe harbor for forward-looking statements does not apply to non-reporting companies or companies which issue penny stock. Therefore, you cannot avail yourself of the protections of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934. As such, please revise this section to delete your references to that Act or state that the safe harbor does not apply to your forward-looking statements.

PLEASE REPLY TO EDMONTON OFFICE EDMONTON 1500 Manulife Place 10180-101 Street, Edmonton, Alberta T5J 4K1 Telephone: (780)423-8500 Fax: (780)423-2870	Established 1883 Patent & Trademark Agents Web Site: www.parlee.com	CALGARY 3400 Petro-Canada Centre 150-6 Avenue SW, Calgary, Alberta T2P 3Y7 Telephone: (403)294-7000 Fax: (403)265-8263

Response

Section 21E provides a safe harbor for forward looking statements made by reporting companies. The company became a reporting issuer on October 10, 2005, which was the 60th day after the filing of its registration statement on Form 20-F. Section 21E excludes from the safe harbor issues that issue “penny stock.” The definition of “penny stock” is found in Rule 3a51-1. Paragraph g thereof exempts from the definition of penny stock a security issued by an issuer that has had three years of continuous operations and has net tangible assets is excess of $2 million. As reflected in the financial statements included in the Form 20-F, the Company meets the requirements for this exemption. Accordingly, we believe the inclusion of the safe harbor language is appropriate.

Risk Factors. page 12

General

3.	Please delete the third sentence of the introductory paragraph which refers to unknown and immaterial risks.

Response

We have complied your request.

4.
The last sentence of the introductory paragraph in which you state that failing to meet the public market’s expectations could cause your stock to decline should be a separate risk factor, and you should explain what expectations you are referring to or alternatively, delete the sentence.

Response

We have chosen to delete this sentence.

5.
We note our former comment 12 and your response. We note that you have amended the risk factors to add subheadings, lists and too much detail regarding your business, patents, etc. Please amend the risk factors to provide and describe briefly meaningful examples of the risks you describe. The detailed disclosure you provide that does not articulate or help investors understand the risks should be disclosed in the Business or other appropriate sections of the document. For instance, your intellectual property risk factor, which goes on for pages and contains numerous subheadings which do not describe risks is not appropriate for the risk factors section.

Response

See pp 14-17. We believe we have complied with your request.

6.	We note our prior Comment 15 and your response. Please expand this risk factor to explain the risks regarding the undesirable effects of Chimigen’ and T-ACT’.

Response

See p 28. We have expanded the description of risks in AIT’, Chimigen’ and T-ACT’. This is all that the scientists at ViRexx know about the potential risks at this time.

Patents, page 26

7.
The disclosure you added to this section in response to our former Comment 25 in which we asked you to provide a detailed discussion that provides the material rights of you and the other party and the obligations and conditions necessary for you to maintain your license and corresponding use of the patent(s), should be in the Business section, not the risk factors. Please revise.

Response

We have transferred this item to the Business Section as requested.

B. Business

8.
We note our prior Comment 43 and your response. Please provide meaningful disclosure regarding the terms and commitments underlying your material contracts. Currently, you have merely copied the language from the contracts into the filing. Please revise all of this disclosure to articulate to investors plainly what the material terms and commitments are. We expect substantial revision in connection with this comment.

Response

See pp 95-118. We have substantially revised this section.

Management’s Discussion and Analysis. page 40

9.
Please ensure that you have discussed the financial condition and results of operations for all of the historical periods covered by the financial statements. Such periods should include the comparative periods between 2003 and 2002. Refer to Item 5 of Form 20-F.

Response

See pp 55-62. We have revised this disclosure as requested.

Note 6. Acquired Intellectual Property, page F-l3

10.
Disclose the aggregate amount of milestone payments that are included in each of the agreements and the nature of events that would trigger these payments. Your disclosure should not be limited to those that you expect to make in the two years following the financial statements and these potential obligations should be discussed within your contractual obligations disclosure under the Management’s Discussion and Analysis.

Response

See Note 6 to the Financial Statements and p. 45. We have revised this disclosure as requested.

Exhibit Item 17. Consent of Independent Auditors

11.	We did not note a currently dated and signed consent from your independent accountant. Please provide one in your amendment.

Response

We have enclosed the auditors’ consent.

Should you have any questions or concerns, please do not hesitate to contact the writer.

Yours truly,

PARLEE McLAWS llp

“Bruce D. Hirsche”

BRUCE D. HIRSCHE, Q.C.
/bi
encs.